

Jay Anderton · 3rd

Chief Operations Officer at Qube Money LLC

Lehi, Utah, United States · Contact info

305 connections

Qube Money | Digital Cash Envelope Banking

Metropolitan State University of Denver

Experience

Chief Operations Officer
Qube Money | Digital Cash Envelope Banking
Jun 2019 – Present · 2 yrs 5 mos
Pleasant Grove, Utah, United States

Operations & Business Development Consultant
HD Consulting LLC
2006 – Present · 15 yrs
Lehi, Utah

Deliver comprehensive operational support to variety of business clients to overcome business roadblocks, resolve supply chain issues, obtain funding, and increase sales. Serve clients in consumer products, business solutions (accounting, staffing, legal advice), multi-level marketing, construction, and agriculture. Provide licensing, business formatio ...see more

CEO
Groviv
May 2016 – Jun 2017 · 1 yr 2 mos
Lehi, UT

Executive Advisor
Growgenix
Jan 2015 – May 2016 · 1 yr 5 mos
Lehi, Utah

Joined startup with innovative product concept (virtual stack grow houses) providing advice on business plan, company policies, HR function, and sales strategy. Served on scientific advisory board. Consulted on R&D, lead generation, human capital, marketing, intellectual property, and risk management strategies.

Vice President of Global Farms and Projects
Young Living Essential Oils
2013 – 2015 · 2 yrs
Lehi, UT

Directed strategic farm operations for billion dollar company with 6,000+ cultivated acres in 9 farms across world. Oversaw 13+ construction projects, as well as 22 annual events hosting up to 20,000 participants. Directed hiring, firing, and development of 450 international employees. Managed operational budgets, including yearly projections and forecas ...see more

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Education

Metropolitan State University of Denver
Bachelor's degree, Meteorology, Minor in Mathematics

Licenses & certifications

Combat Weather Officer Course
United States Air Force

Distinguished Graduate, Air Force Field Training
United States Air Force

Distinguished Graduate, Air Force ROTC
United States Air Force

U.S. AIR FORCE

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Volunteer experience

Chess Team Sponsor/Coach/Mentor
Challenger School Foundation
Aug 2010 – Jun 2013 · 2 yrs 11 mos
Children

Challenger School was the runner-up in 2011 and then won to state elementary chess championship in Utah in 2012 and 2013.